Movado Group, Inc.
650 From Road, Ste. 375
Paramus, NJ 07652-3556
201-267-8000

                    September 16, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Cecilia D. Blye

Movado Group, Inc.

Ladies and Gentlemen:

Movado Group, Inc. (the “Company”) is submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2010 (the “Form 10-K”), as set forth in your letter dated September 1, 2010 to Mr. Efraim Grinberg (the “Comment Letter”).

For reference purposes, each comment contained in the Comment Letter has been reproduced in this letter with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  In this letter, foreign currency amounts have been converted into U.S. Dollars at the following rates: CHF 1.15 = US$1.00; US$1.37 = 1.00 Euro and HK$ 7.77 = US$1.00.

1.
We note that your website lists a Syrian location as an authorized repair center for your BOSS watches and lists a store in Syria called Al Zaman under the “Find a Retailer” section. We also note that you filed an amended license agreement with Tommy Hilfiger with your Form 10-Q for the quarterly period ended October 31, 2009, which includes Syria as part of the regions covered by the agreement. Finally, we note that a third party website provides a list of Movado watch dealers in Syria. As you know, Syria is identified by the U.S. State Department as a state sponsor of terrorism. Please provide us with an update relating to your business activities in Syria since your letter to us dated September 14, 2006 including any agreements, commercial arrangements, or other contacts you have had with the government of Syria or entities controlled by Syria’s government since that time.

Neither the Company nor its U.S. subsidiaries or management have done any business with Syria and do not intend to do any business there.  The sales described below were made in the ordinary course of the business of the Company’s foreign subsidiaries, and the Company’s U.S. management played no role in such sales by the Company’s subsidiaries into Syria.

As noted in our letter of September 14, 2006 (“September 2006 Letter”), Movado Watch Company SA, a société anonyme organized under the laws of Switzerland (“MWC”) and a wholly owned subsidiary of the Company, sells Movado watches and Movado watch parts to Dummar & Fattal (“D&F”) located in Damascus, Syria.  In addition, MGI Luxury Group SA, a société anonyme organized under the laws of Switzerland (“MLG”), that is indirectly wholly-owned by the Company, sells Concord watches and Concord watch parts from Switzerland to D&F.  D&F operates retail watch and jewelry stores in Syria under the name “Al Zaman” As a result, Al Zaman is listed as an authorized retailer for Movado watches on the Company’s website.  Combined sales of Movado and Concord watches and watch parts into Syria by MWC and MLG have been less than $250,000 annually for each of the last four fiscal years (each ending January 31) and are not expected to exceed that amount for the current year.  To the Company’s knowledge, none of D&F or any of its owners is on the List of Specially Designated Nationals and Blocked Persons (the “SDN List”) published by the U.S. Treasury Department.

MLG sells Ebel watches to Rama Watch SA, a société anonyme organized under the laws of Switzerland (“Rama”) which is controlled by a dual Syrian-Swiss national and his family, who also own a company called Morjan located in Syria.  Morjan operates a number of retail stores in Syria and sells most of the top Swiss luxury watch brands, including Ebel.  We understand that substantially all of MLG’s sales of Ebel watches to Rama are shipped by Rama to Morjan for sale in Syria.  Accordingly, Morjan is listed as an authorized Ebel service center on the Company’s website.  MLG’s total sales of Ebel watches and Ebel watch parts to Rama were less than $2.0 million annually from fiscal 2007 through fiscal 2009 and less than $250,000 in fiscal 2010. Such sales for the current fiscal year are expected to be less than$500,000. To the Company’s knowledge, none of Rama, Morjan or any of their owners is on the SDN List.

Swissam Products Limited, a Hong Kong limited company (“SPL”) and a wholly-owned direct subsidiary of the Company, is the exclusive licensee outside the United States of the Tommy Hilfiger trademark for watches. SPL contracts with unaffiliated third parties in Asia for the production of Tommy Hilfiger watches and resells them to distributors worldwide.  As noted in the September 2006 Letter, SPL began selling Tommy Hilfiger watches to Ramak Duty Free Shops Ltd. (“Ramak”), a Syrian company based in Damascus, in April 2006. Those sales continued into the first half of the following year at which time MLG also began selling Hugo Boss watches to Ramak.  Sales of Tommy Hilfiger and Hugo Boss watches to Ramak since April 2006 totaled less than $275,000. In accordance with the Company’s policy applicable to all global subsidiaries, all further sales to Ramak ceased once that company was put on the SDN List. Accordingly, Ramak is no longer a customer of any subsidiary of the Company.

SPL and MLG have sold Tommy Hilfiger and Hugo Boss watches, respectively, to Meski & Shweiki Co. since fiscal 2009. Their combined annual total sales to that customer have averaged less than $125,000. To the Company’s knowledge, neither Meski & Shweiki Co. nor any of its owners are on the SDN List.

The sales described above were made on an order-by-order basis by the Company’s foreign subsidiaries and were not based on any written agreements.

2.
Please discuss the materiality of any contacts with Syria described in response to our prior comment, or confirm to us that the nature and extent of your Syria contacts is substantially the same as described in your letter dated September 14, 2006. If they are not substantially the same, you should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period, and also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria.

This confirms that the nature and extent of the business conducted by the Company’s foreign subsidiaries with entities in Syria is substantially the same as described in the Company’s September 2006 Letter. Specifically, during each of the Company’s fiscal years ending January 31, 2007, 2008, 2009 and 2010, annual sales into Syria by the Company’s foreign subsidiaries have been less than 0.5% of the Company’s total annual sales and for the current fiscal year, such sales are estimated to be less than 0.2% of total sales. The Company has not received any comments from any shareholders or from any other parties with respect to such business by the Company’s foreign subsidiaries, notwithstanding the references on the Company’s website to the various retailers or service centers located in Syria.  Moreover, the Company is not aware of any state law requiring state pension funds to divest holdings in companies whose foreign subsidiaries conduct business in Syria, and, in any event, state pension funds are not, to the Company’s knowledge, currently material security holders of the Company.

Based on the foregoing, the Company does not believe that the relatively small amount of business conducted with entities in Syria by foreign subsidiaries of the Company presents any material risk to the Company’s security holders.

*     *     *

Please do not hesitate to contact Timothy F. Michno, General Counsel to the Company, at 201-267-8105 with any questions you may have regarding this letter.

In connection with the Company’s comment response to the Staff’s comments, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the the Company’s filings with the Commission; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MOVADO GROUP, INC.

By:  /s/ Timothy F. Michno
Name:  Timothy F. Michno
Title:    General Counsel